Exhibit 12.1

NORTHWEST AIRLINES CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended
	March 31
	2005	2004
Earnings:

Income (loss) before income taxes	$(445)	$(223)
Less: Income from less than 50% owned investees	3	1
Add:
Rent expense representative of interest (1)	62	62
Interest expense net of capitalized interest	144	124
Amortization of debt discount and expense	7	8
Amortization of interest capitalized	2	2

Adjusted earnings	$(233)	$(28)

Fixed charges:

Rent expense representative of interest (1)	$62	$62
Interest expense net of capitalized interest	144	124
Amortization of debt discount and expense	7	8
Capitalized interest	2	2

Fixed charges	$215	$196

Ratio of earnings to fixed charges	— (2)	— (2)

(1)	Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)	Earnings were inadequate to cover fixed charges by $448 million and $224 million for the three months ended March 31, 2005 and March 31, 2004, respectvely.